Lube2Go

A multifunctional LOF company







Investment Opportunity
December 2012



Lube2Go Company |

- **The Lube Oil Filter ("LOF") industry is ripe for disruption with an on-demand solution:**

  – Located where fleets, property owners, employees & customers are already parked as opposed to where they need to drive, park, and wait

- **Built on an efficient process and a diversified business model:**

  – Mobile LOF service via a multi-functional truck with ads

    • Servicing fleets in the morning
    • Business parks in the afternoon
    • Generating advertising revenue all day long

  – Plus Static Locations inside existing parking infrastructures

    • An amenity and service to people who are parked as they work, live or shop
    • Value proposition is understood and valued by operators of parking facilities



Lube2Go Company | PROBLEM

- **The problem has been deeply explored, proven and tested**
  - Signed up multiple clients, delivered services, and has two franchisees
  - Demonstrated market demand from national fleet companies, parking garage operators, shopping malls and business parks
  - Now is the time to turn the dial and scale this process and proven model

- **The Lube2Go differentiated solution is a high-performing, highly efficient, and environmentally conscious process supporting a diversified business model**
  - Mobile LOF truck designed to integrate services, including oil-change, steam car wash, oil-recycling and other LOF services
  - Technology to simultaneously service multiple cars at the same time
  - Advertising on the sides and back of the truck
  - Packaging of capabilities translates into value for static locations



The Right Time | WHY NOW

Business Model is ready for new approach and disruptive change

- Car detailing and car wash services are being provided NOW in parking facilities while customers/employees shop or work

- Auto-glass repair was location-based 10 years ago; mobile glass repair is norm

- Standard fast lube companies will have a hard time pivoting

- Lube2Go can make a big impact in this greenfield where the interest in the service is high and a key is getting footholds in the market

More cost-effective and efficient model than standard fast lube companies

- Innovators dilemma: Moving from location-based service to mobile and static in parking facilities will impact the existing business infrastructure of incumbents

- High average start up costs for Franchisees ($250K - $350K)

- Less efficient business process and model:
  - Method for performing the oil change (draining vs. sucking)
  - People have to come to the location rather than where they already are
  - Employees on-site rather than going to where the business is

No National players exist in Mobile Oil Change

- There are a few small Regional Companies not based in the Northeast



Investment to Scale | GROWTH

- **Expansion is already underway**
  - Currently two franchisees (with the right to buy back)
  - Partnerships with:
    - Simon Malls, Normandy Real Estate, Avis, and Enterprise Rental Car
  - Conversations in process with:
    - Central Parking & Standard Parking, Airports, Municipal Facilities, and more

- **Scale through relationships with a set of companies that alone represent 150+ locations in Greater Boston, including business parks, malls, airports, etc. and 1000s nationwide**

- **Goal to raise Capital to grow within Greater Boston and NYC:**
  - 40 Locations after Year 1
  - 200 Locations after Year 2
  - 450 Locations after Year 3

- **~450 locations in 3 years generates ~$220m in revenue**

Mobile Vehicle | SERVICE

1. Lube2Go mobile trucks service fleets with oil changes and steam cleaning before business hours
2. They drive to business parks to service employees/customers during the day
3. They generate a revenue stream for parking facility owners to market the service
4. They run 24 ads on the sides of the truck all day long as they drive and as they service vehicles

Mobile



Oil change
Mobile oil change with advanced oil change technology

Steam car wash
Air Filter Replacement
Wiper Replacement
Battery Service
Car Detailing

Advertising
Moible vehicles generate additional sales and value for local businesses





Static Locations | SERVICE


Parking


Mall
Parking Spot
Kiosk
New client


Kiosk

1. 2.

Mall dedicates an area for L2G in the parking lot to perform oil change and steam cleaning services

1 Mall

Mall provides L2G with a kiosk space. L2G will use the kiosk as coordination and customer contact point. 3.

2 Mall


Shopping Mall

3 L2G

L2G provides service and generates a revenue stream for Mall or parking facility

Lube2Go has two employees at each Static Location
They perform oil changes, steam cleaning, and added services for parked vehicles on site
They generate a revenue stream for the static location to support and market the amenity

Static


Parking









Greater Boston Region | STATIC

100+ Static Locations in Greater Boston

SIMON™ MALLS

- 16 Malls in Massachusetts
- 5 Malls in New Hampshire

Parking

Manchester
Nashua
Worces
Boston
Quincy
Providence
Fall Riv
New Bedford
Boston Urbanized Area
Boston-Cambridge-Quincy M
Boston-Worcester-Manchester CSA
Other Urban Areas

Parking

Central Parking System

Standard Parking

- 60+ locations including 49 Consumer Parking Lots in Boston, City of Cambridge, City of Chelsea, Harvard Medical School, Rowes Wharf, Bradley International Airport and More



Greater Boston Region

50+ Mobile Locations in Greater Boston



NORMANDY
REAL ESTATE PARTNERS

- 13 Properties in Greater Boston







Enterprise
rent-a-car

- 20 Locations in Greater Boston



AVIS

- 20 Locations in Greater Boston





























Greater Boston Region | COMBINED

150+ Mobile & Static in Greater Boston

Manchester
Nashua
Worces
Boston
Quincy
Providence
Fall Riv
New Bedford
Boston Urbanized Area
Boston-Cambridge-Quincy M
Boston-Worcester-Manchester CSA
Other Urban Areas



























Greater New York Region | COMBINED

500+ Mobile & Static in Greater NYC

- Over 100 Locations in Greater NYC
- 11 Malls in New York
- Over 100 Locations in Greater NYC
- 16 Properties in Tri-State New York

New York
Syracuse
Albany
Massachusetts
Boston
Providence
Connecticut
Stamford
Bridgeport
Rhode Island
Catskill Park

- 122 Consumer Parking Lots in New York, including Yankee Stadium, Staten Island Ferry, NJ Transit, Long Island Railroad – Mineola, Rego Park, McArthur Airport, Red Bull Arena, and More



	Year 1	Year 2	Year 3
Revenue	6,432	56,184	197,832
Cost of Goods Sold	4,857	38,008	126,161
Gross Margin	1,574	18,176	71,671
Technology	0	173	238
Marketing & Sales	503	2,692	10,459
G&A	1,237	4,439	9,983
Operating Margin	-166	10,872	50,992
% Revenue	-3%	19%	26%
Profit /(Loss) After Taxes	-162	6,605	30,679
Total Sites	39	195	447
Headcount			
At Parking Sites	78	390	894
Drivers	4	20	45
Extra Workers	4	20	45
Supervisors/Managers	5	24	56
HQ	10	20	27



Revenue ($K)

2000000
150000
100000
50000
0

39   195   447

# of Locations



One Location Start Up | COSTS

	Static Locations		Mobile Trucks	
	% of Exp	% of Rev	% of Exp	% of Rev
Cost of Delivery	47%	33%	51%	28%
Parking Mgmt Fee	21%	15%	14%	7.5%
Employee Payroll	26%	18%	30%	16%
Commission to Employees	6%	4%	5%	3%
Revenue	$397,000	$397,000	$439,000	$439,000
Expenses	$221,000	$221,000	$209,000	$209,000
Parking Mgmt Fee	$60,000	$60,000	$30,000	$30,000
Gross Margin	30%	30%	45%	45%
Initial Equipment Cost	$10,000	$10,000	$50,000	$50,000